MH Elite Portfolio of Funds Trust

February 28, 2024

Changes in Registrant’s Certifying Accountant - Sub-Item 77K of Form N-CSR

(i)  At its December 13, 2023 Board of Trustees meeting, the Board and the Independent Directors, with the approval and recommendation of the Audit Committee, selected John Michaels, CPA to replace Sanville & Company, as MH Elite Portfolio of Funds Trust (the "Funds") independent registered public accounting firm for the Funds’ fiscal year ending December 31, 2023. Sanville & Company was notified on December 29, 2023 of the termination of client-auditor relationship with the Funds.

(ii) The report of Sanville & Company on the financial statements for the fiscal year ended December 31, 2022 dated February 27, 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) There have been no disagreements between the Funds and Sanville & Company on any matter of accounting principles, financial statement disclosure, or audit scope, which if not resolved to the satisfaction of Sanville & Company would have caused it to make reference to the disagreement in its report on the financial statements for the  2022 year.

(iv) During the fiscal year ended December 31, 2022 and for the period January 1, 2023 through December 13, 2023, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

(v) The Registrant has requested that Sanville & Company furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of the letter is or will be filed, when and if received, as Exhibit Q1 to Sub-Item 77K.

/s/ Harvey Merson, President